06015552

July 27, 2006

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549

SUPPL

Re: SEC File No. 082-34930
Mori Seiki Co., Ltd. (the "Company")
<u>Rule 12g3-2(b) Exemption: Documents</u>

Dear Sir/Madam:

1. This information is being furnished pursuant to Rule 12g3-2(b). Included is all information since our last correspondence to you under Rule 12g3-2(b) required to be furnished pursuant to Rule 12g3-2(b)(1)(iii). Attached hereto as Exhibit A is a brief description of Japanese language documents, as required to be submitted pursuant to Rule 12g3-2(b).

2. The information enclosed herewith is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

3. Should you have any questions in connection with this submission, please do not hesitate to contact Izumi Akai, Andrew W. Winden or Kenji Taneda of Sullivan & Cromwell LLP, Otemachi First Square East, 16F, 5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004 (telephone: 81-3-3213-6140; facsimile: 81-3-3213-6470).

Very truly yours,

Mori Seiki Co., Ltd.

PROCESSED
JUL 31 2006
THOMSON
FINANCIAL

By [signature]
Name: Hideji Machino
Title: Manager of the Accounting Department

(Enclosures)

SEC MAIL PROCESSING
RECEIVED
JUL 27 2006
WASH, D.C. 192 SECTION

TOKYO:32794.1

cc: Izumi Akai, Esq.
Andrew W. Winden, Esq.
Kenji Taneda, Esq.
(Sullivan & Cromwell LLP)

Exhibit A

English Translation of Japanese Language Documents Submitted to Japanese Stock Exchanges where Shares of the Company are Listed

1. A report on the number of listed shares, dated July 11, 2006 and filed with the Tokyo Stock Exchange, Inc. and Osaka Stock Exchange Co., Inc., regarding the increase, resulting from an adjustment to the conversion price on June 29, 2006, in the number of convertible bonds exercised in April 2006 from 96,366,338 shares to 96,366,350 shares (an increase of 12 shares) and in the total amount of such exercises from ¥29,286,715,731 to ¥29,286,716,609 (an increase of ¥878).